September 20, 2013

VIA EDGAR

Eric McPhee

Staff Accountant

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	China HGS Real Estate Inc.
Form 10-K/A for the Fiscal Year Ended September 30, 2012
Filed December 28, 2012
File No. 001-34864

Dear Mr. McPhee,

China HGS Real Estate Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on September 9, 2013 (the “Comment Letter”). In order to facilitate your review, we have restated and responded to the comment set forth in this Letter.

Note 2. Summary of Significant Accounting Policies, page 47

Real estate property development completed and under development, page 50

1. We note your response to comment 2 and proposed revisions. In future filings please also include disclosure of how you define the “normal operating cycle” for your business.

Response:

The majority of real estate projects the Company has completed in the past were multi-layer or sub-high-rise real estate projects. The Company considers its normal operating cycle is 12 months. The Company will include the above discussion in the “Real estate property development completed and under development” accounting policy note to the Consolidated financial statement in future filings.

1

We hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Mr. Lawrence Venick, Esq. or Ms. Vivien Bai, Esq., our U.S. legal counsel at +86-10-59543688 or +86-10-59543557.

Sincerely,

China HGS Real Estate Inc.

By : /s/ Wei (Samuel) Shen

Name: Wei (Samuel) Shen

Title: Chief Financial Officer

c.c. Lawrence Venick, Esq.

Vivien Bai, Esq.

2